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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                            Centennial Cellular Corp.
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                                (Name of Issuer)


                      Class A Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   15133V208
              -------------------------------------------------------
                                 (CUSIP Number)


                               Timothy P. Bradley
                         Signal/Centennial Partners, LLC
                         10 East 53rd Street, 32nd Floor
                               New York, NY  10022
                                  212-872-1180
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 7, 1999
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of __ Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Signal/Centennial Partners, LLC
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2.   Check the Appropriate Box if a Member of a Group (See Instructions) (a) /X/
                                                                         (b) / /

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3.   SEC Use Only

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4.   Source of Funds (See Instructions)  WC

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)

     Not Applicable
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6.   Citizenship or Place of Organization

     Delaware
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                            7.  Sole Voting Power

Number of Shares                426,393 shares
                            ----------------------------------------------------
  Beneficially              8.  Shared Voting Power

    Owned by                    0
                            ----------------------------------------------------
 Each Reporting             9.  Sole Dispositive Power

  Person With:                  426,393 shares
                            ----------------------------------------------------
                            10. Shared Dispositive Power

                                0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     426,393 shares
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

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13.  Percent of Class Represented by Amount in Row (11)                    1.4%

--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------


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Item 1.   SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of Centennial Cellular Corp., a Delaware corporation ("Centennial" or the "Issuer"). The principal executive offices of the Issuer are located at 1305 Campus Parkway, Neptune, New Jersey 07753.

Item 2.   IDENTITY AND BACKGROUND.

        (a) Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), Signal/Centennial Partners, LLC (the "Reporting Person") hereby files this statement on Schedule 13D. The Reporting Person is making this filing because it may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. However, this statement on
Schedule 13D is being filed solely on behalf of the Reporting Person and not on behalf of, and does not contain any information on, any other members of such "group". The Reporting Person hereby disclaims beneficial ownership of all securities of the Issuer other than those reported herein as being owned by the Reporting Person.

        As further described in Item 6 below, the Reporting Person has entered into a Stockholders Agreement, dated as of January 7, 1999, by and among CCW Acquisition Corp., a Delaware corporation ("CCW") (on behalf of itself and the Issuer, as the successor to CCW by merger, as further described in Item 3 below), the Reporting Person, Welsh Carson Anderson & Stowe VIII, L.P. ("Welsh") and certain individual affiliates thereof (collectively, the "WCAS Purchasers"), Blackstone CCC Capital Partners L.P., Blackstone CCC Offshore Capital Partners L.P. and Blackstone Family Investment Partnership III L.P. (collectively, the "Blackstone Purchasers") and Michael J. Small, Peter W. Chehayl and Edward G. Owen (collectively, the "Management Purchasers") (collectively, the "Stockholders"). Pursuant to Rule 13d-5(b)(1) under the Act, the Stockholders may also be deemed to constitute a group.

        (b)-(c) The Reporting Person is a Delaware limited liability company. The business of the Reporting Person consists solely of an investment in the
Issuer. The sole administrative member of the Reporting Person is Signal/Centennial Associates, LLC, a Delaware limited liability company ("Associates"). The sole business of Associates is that of acting as the administrative member of the Reporting Person. The principal business and principal office address of the Reporting Person and Associates are: 10 East 53rd Street, 32nd Floor, New York, NY 10022. The managing members of Associates are Signal Partners, LLC ("Signal", whose managing members are Timothy P. Bradley and Alfred J. Puchala, Jr.) and S. Muoio & Co. LLC ("SMC", whose managing member is Salvatore Muoio), each a Delaware limited liability company. The foregoing individuals are citizens of the United States, and their respective principal occupations are set forth below.

Name                        Occupation
----                        ----------

Timothy P. Bradley          Managing Member, Signal Partners, LLC
Alfred J. Puchala, Jr.      Managing Member, Signal Partners, LLC
Salvatore Muoio             Managing Member, S. Muoio & Co. LLC


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        (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

        On January 7, 1999, the Reporting Person acquired an aggregate of 426,393 shares of Common Stock of CCW (the "Shares") (after giving effect to the 3-for-1 stock split effected on January 13, 1999) pursuant to a Securities Purchase Agreement, dated as of December 29, 1998, among CCW and the purchasers named therein, including the Reporting Persons (the "Purchase Agreement") at a purchase price of $14.657 per share (also giving effect to such split). The Purchase Agreement is incorporated herein as Exhibit A by reference to the Schedule 13D filed by Welsh on January 19, 1999, and any description thereof is qualified in its entirety by reference thereto. The source of these funds was the working capital of the Reporting Person.

        As a condition to the Purchase Agreement, contemporaneously with the closing of the transactions contemplated thereby, CCW merged with and into Centennial (the "Merger"), as contemplated by an Agreement and Plan of Merger dated as of July 2, 1998, as amended on November 29, 1998, between CCW and Centennial (the "Merger Agreement"). The Merger Agreement is incorporated herein as Exhibit B by reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998, and any description thereof is qualified in its entirety by reference thereto.

        In accordance with the terms of the Merger Agreement, upon the effectiveness of the Merger, all of the issued and outstanding CCW Common Stock was converted on a one-for-one basis into Common Stock of Centennial, with the result that the total number of shares of Common Stock of Centennial outstanding would be equal to 92.9% of the total number of the shares of Common Stock of Centennial that had been issued and outstanding prior to the Merger.

Item 4.  PURPOSE OF TRANSACTION.

        The Reporting Person acquired the Shares for investment purposes.
See Item 6 below regarding plans relating to changes to the Issuer's Board of Directors, management and other matters.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        The following information is based on a total of 31,125,579 shares of Common Stock outstanding as of January 7, 1999, after giving effect to the transactions contemplated by the Purchase Agreement and after giving effect to the 3-for-1 split of the Issuer's Common Stock that was effective
January 13, 1999.


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        (a) The Reporting Person 426,393 shares (the "Shares") of Common
Stock, or approximately 1.4% of the outstanding Common Stock.

        (b) Associates, as the administrative member of the Reporting Person, may be deemed to share the beneficial ownership of the Shares. Signal and SMC as administrative members of Associates, Messrs. Bradley and Puchala, as the managing members of Signal, and Mr. Muoio, as the managing member of SMC, may also be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Shares. All such entities and individuals hereby disclaim beneficial ownership of the Shares.

        (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

        (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares.

        (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Pursuant to the Stockholders Agreement referred to in Item 2 above, and as further described therein, each Stockholder has agreed to vote, at each annual or special stockholders meeting called for the election of directors, and whenever the stockholders of the Issuer act by written consent with respect to the election of directors, (i)for the authorized number of Directors on the Issuer's Board of Directors to be established at nine,
(ii)for the election to the Board of Directors of three directors designated by the WCAS Purchasers, two directors designated by the Blackstone Purchasers and the Chief Executive Officer and the Chief Operation Officer of the Issuer, and (iii)for the election by their respective designees to the Board of Directors to elect one of the designees of the WCAS Purchasers as Chairman of the Board of Directors.

        Among the other provisions of the Stockholders Agreement, subject to certain exclusions set forth therein, the WCAS Purchasers have agreed that if one or a group of the WCAS Purchasers wishes to sell, transfer or otherwise dispose of any or all of a portion of the Common Stock held by him, her or it, then he, she or it will notify the Issuer of such intent in writing, and each of the Stockholders other than the WCAS Purchasers (the "Other Stockholders") will have the right to participate in the proposed transfer of shares to an extent calculated in accordance with the Stockholders Agreement.
 The Stockholders Agreement also provides that under certain conditions, the WCAS Purchasers may have the right to require the Other Stockholders to sell securities of the Issuer held by them.

        The Issuer has agreed under the Stockholders Agreement to grant certain preemptive rights to the Stockholders with respect to certain future offerings of securities by it. The Stockholders Agreement is attached hereto as Exhibit C, and any description thereof is qualified in its entirety by reference thereto.

        As a condition to the Purchase Agreement, CCW (on behalf of itself and the Issuer, as the successor to CCW in the Merger) entered into a Registration Rights Agreement dated January


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7, 1999 with the Stockholders (the "Registration Rights Agreement").  The
Registration Rights Agreement is attached hereto as Exhibit D, and any description thereof is qualified in its entirety by reference thereto. Pursuant to the Registration Rights Agreement, at any time after January 7, 2003, the holders of a majority of the outstanding Restricted Stock (as such term is defined in the Registration Agreement, and which includes the Common Stock acquired under the Purchase Agreement) then held by the WCAS Purchasers or the Blackstone Purchasers may request that the Issuer register under the Securities Act of 1933, as amended (the "Securities Act"), all or a portion of such stock for resale. The other holders of Restricted Stock would be eligible to participate in such registration, subject to certain conditions. In addition, if the Issuer at any time, subject to certain exclusions, proposes to register under the Securities Act any of its Common Stock for sale to the public, it will include the Restricted Stock in the securities to be covered by the proposed registration statement.

        The Reporting Person has also entered into a letter agreement with Welsh regarding the disposition of the Shares, a copy of which is attached as Exhibit E.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A - Purchase Agreement (Incorporated by Reference to Exhibit B to Schedule 13D filed by Welsh on January 19, 1999)

        Exhibit B- Merger Agreement (Incorporated by Reference to Exhibit 2.1 to the Issuer's Report on Form 8-K filed on July 16, 1998)

        Exhibit C- Stockholders Agreement (Incorporated by Reference to Exhibit D to Schedule 13D filed by Welsh on January 19, 1999)

        Exhibit D - Registration Rights Agreement (Incorporated by Reference to Exhibit E to Schedule 13D filed by Welsh on January 19, 1999)

        Exhibit E - Letter Agreement (Appears at Page __ )

                                   Signature
                                   ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 1999

    SIGNAL/CENTENNIAL PARTNERS, LLC
    By:  Signal/Centennial Associates, LLC
    By:  Signal Partners, LLC


    By: /s/ Timothy P. Bradley
       -----------------------
            Managing Member





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